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Follow-Up Materials

03003630

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME San Range Exploration Corp.

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3446 FISCAL YEAR 8-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/5/03

12(g)3-2(b) File #82-3446

AR/S
8-31-02



2002 ANNUAL REPORT

Tan Range

EXPLORATION CORPORATION

Report from the Chairman and CEO

Without any doubt, 2002 was a watershed year for Tan Range Exploration whose newly constituted management team has worked diligently to develop the Company's asset base and enhance shareholder value.

With escalating gold prices laying the foundation for rapid growth and further share price appreciation, I want to assure everyone of management's commitment to exploit our increasingly valuable asset base for the benefit of all stakeholders.

In mid-2002, the Sinclair family and my Tanzam associates became a major shareholder in the Company when Tanzania American International Development Corporation (Tanzam), a private company controlled by the Sinclair Family, vended into Tan Range for shares some 51 prospecting licenses.

The acquisition of Tanzam included a strong "people component" of whom, Mrs. Victoria Luis and Dr. William M. Harvey now serve on the Board of Directors. Dr. Harvey, Joseph Kahama, the President of Tanzam, and my daughter, Marlene, a resident of Tanzania, play an important role in providing on ground management and social service programs to indigenous Tanzanians who are impacted by the corporate activities of Tan Range.

On a personal note, I've spent my entire business career in the precious metals sector as a principal of significant dealerships and clearing facilities for commodities and foreign exchange, and I maintain an extremely high domestic and international profile as a gold commentator and analyst.

As Chairman of Sutton Resources from 1989-95, I played an important role in financing the company's activities and was one of its largest shareholders when it was sold to Barrick Gold in 1999. As a private investor, I also accumulated and explored one of the largest and most prospective land positions in the Lake Victoria goldfields of Tanzania which the Company is now developing for the benefit of its shareholders.

The Board of Directors is a highly motivated group of professionals who provide guidance on core issues that affect the Company and its shareholders. As a matter of policy, the corporate and material interests of all Board members, officers and support staff, are directly aligned with those of our stockholders — something I assure you will always be the case.

Since taking on the position of Chairman and Chief Executive Officer last April, I have actively promoted change at the corporate level that will position the Company to capitalize on the inevitable recovery in the gold market, which is only just beginning in my opinion. Although much work remains to be done, these changes have breathed new life, new purpose and new direction into the Company, which management firmly acknowledges is owned and directed by its stockholders.



Report from the Chairman and CEO (cont'd)

In the past year, I have also developed a close working relationship with our President, Marek Kreczmer, whose primary responsibilities include the management and direction of our large gold property portfolio in Tanzania and the maintenance of our strategic relationships with all our partners including Barrick Gold, the world's second largest gold producer.

Rest assured, we cooperate fully on all matters of corporate leadership and policy-making and our diverse business backgrounds and skill sets have proven to be highly complimentary, creating a synergy of purpose and direction that few companies can emulate.

Both of us have a long history of mutual respect and cooperation in Tanzania's gold mining sector which puts your company at a strategic advantage over its competitors and bodes well for our success in the future.

Several of the properties vended into the Company by Tanzam included joint ventures with Barrick Gold whose exploration successes have been formidable to say the least. As a private company, Tanzam expended approximately $US6 million on its landholdings in Tanzania for prospecting, trenching, drilling and for one of the largest and most sophisticated airborne geophysical surveys ever undertaken in the Lake Victoria region.

Approximately $2 million was allocated for this low altitude airborne geophysical survey program which was conducted by Fugro Airborne Surveys, a world leader in the field. Few majors – let alone companies our size – have ever undertaken such an aggressive program in a world-class greenstone belt like this.

Besides value-adding our existing land position just as the gold market began to turn around, the survey helped define a broad spectrum of mineral potential on our holdings which not only includes gold but base metals and diamonds. In recent months, a highly experienced geophysicist and member of our in-house Technical Advisory Committee has been evaluating our massive geophysical database with the intention of exploiting the mineral potential on our Lake Victoria properties to the fullest.

Fiscal Resources

During 2002, we eliminated by financial conversion 1,756,000 warrants and 2,197,225 stockholders' options, adding $2,176,530 to the Company's treasury and reducing the need to refinance until 2004. Strict financial controls were also put into place covering all aspects of the Company's operations by our new Chief Financial Officer, Mrs. Victoria Luis. Her in-depth knowledge of accounting and business procedures for North American and Tanzanian financial entities has proved to be a valuable asset and will be even more valuable in the years ahead.



Corporate and Disclosure Policies

We no longer intend to issue any significant amount of common share options and are reviewing all corporate employment contracts to eliminate any impediments to a takeover of Tan Range by another corporate entity. Also, we have no intention of putting into place any anti-takeover policy because we firmly believe they are designed solely to protect and entrench management at the expense of you the shareholder.

We also believe that all corporate events that materially impact shareholders should be settled in a free market environment where everyone is treated equally irrespective of their shareholding. The Company's management team is committed to advising its shareholders of any material information concerning the sale of assets or acquisition of the Company by another party.

Internet Presence

The Company places a high priority on corporate disclosure in order to maintain a level playing field for all shareholders. One of the ways we do this is through the Internet, an enormously versatile medium that we employ to transmit information to shareholders in a timely fashion.

In the latter part of 2002, we initiated a critical review of our existing website at www.tanrange.com to see how we could make it better. The new website, which will soon be fully operational, includes sophisticated yet user-friendly search tools, a direct link to my online newsletter, "Jim Sinclair's MineSet," (the commentary that will appear here was previously available under "Chairman's Corner"), an online corporate newspaper, plus an "exploration school" that explains in layman's terms the nature of our business. In addition, the website will host other informative material that will be segregated into non-technical and technical compartments.

Our website speaks to all those markets that are critical to our progress and understanding and we intend to play a leadership role in our market sector in terms of optimizing the Internet for disclosure purposes.

With that intention in mind, I'd like to encourage all shareholders to make themselves known to us so we can keep you fully informed of our activities in these exciting times. Under no condition will we ever compromise your privacy or contact you to any degree that you do not invite. However, shareholders need all information that could impact their investment in our company promptly. I therefore respectfully request that you let us know who you are so we can notify you about important corporate events.

James E. Sinclair
Chairman and CEO



President's Report to the Shareholders

Tan Range

EXPLORATION CORPORATION

2002 ANNUAL REPORT



The past year produced a number of impressive exploration successes on our holdings in the Lake Victoria goldfields of Tanzania. One of the most notable occurred on our Itetemia joint venture where Barrick Gold confirmed that the geological horizon hosting its 16 million ounce Bulyanhulu gold mine is repeated on Itetemia as a fold sequence.

The Itetemia property hosts numerous discrete gold occurrences including the Golden Horseshoe Reef which has been traced by diamond drilling to a vertical depth of approximately 440 meters.

Barrick has spent approximately $4 million on Itetemia and recently announced its intention to continue the joint venture. Early in the New Year, the Company will be receiving a full report from Barrick relating to its exploration activities on the Itetemia property.

At present, the Company holds 73 prospecting licenses and is the second largest landholder in the Lake Victoria greenstone belt. Eleven of the Company's prospecting licenses are subject to joint venture agreements with Barrick, the world's second largest gold producer.

Considerable progress was made on the Company's Luhala property which is being explored for our own account. In late 2001, the Company inaugurated a significant exploration program on its four Luhala licenses including regional-scale geological mapping on exposed rock outcrop, detailed mapping of five high priority exploration areas, the preparation of a detailed compilation map, and the re-logging and re-evaluation of drill core and rock cuttings from an earlier drill program.

The work reinforced our geological model for Luhala including our interpretation that gold values are concentrated at the hinge points or noses of folded rock formations.

Subsequent to year-end, two gold-bearing reefs/veins were discovered on our Lunguya property. These two reefs hosted gold values ranging from 0.56 to 11.3 grams per tonne across intervals of one to five metres. Sampling of artisanal workings has confirmed the widespread distribution of gold values on the property, underscoring the high probability of further exploration successes.

In late 2002, the government of Tanzania granted the Company an exploration license covering three gold bearing vein occurrences at Kigosi where initial sample results proved to be quite exceptional. This early stage property will be a priority for the Company in 2003 and management believes Kigosi could evolve fairly quickly should our initial expectations be validated.

The Company firmly believes that exploration activities on its holdings in 2003 will dramatically enhance its asset base in Tanzania and move it significantly closer to deriving royalty income from its world-class holdings.

Marek J. Kreczmer, *President*

Discussion of Business and Corporate Activities

The Company is a high profile minerals explorer whose primary emphasis is the search for gold on its extensive landholdings in the heart of the Lake Victoria greenstone belt in Tanzania. Ancient greenstone belts like this account for the majority of the world's gold production and are known to host other important commodities including base metals and diamonds.

The Lake Victoria greenstone belt ranks among the largest and richest under-explored goldfields on the African continent. Discoveries in this greenstone belt have produced robust economic returns for companies such as Barrick Gold, AngloGold, Ashanti Gold and Resolute Mining, all of whom remain active explorers in the region.

The Company's exploration methodology in Tanzania reflects its decade of experience in the Lake Victoria goldfields and its proven ability to attract major companies as joint venture partners. The process begins with grassroots field sampling of geologically prospective properties and, if desirable, results in their subsequent acquisition by staking or by formal option agreement. In subsequent stages, newly acquired properties are subjected to detailed exploration to establish their geological potential and make them attractive to major companies who take on the obligation of funding future exploration and development.

At present, the Company holds 73 prospecting licenses within the Lake Victoria greenstone belt, eleven of which are subject to joint venture agreements with Barrick Gold, the world's second largest gold producer. The Company's joint venture agreements with Barrick Gold typically include provisions for royalty payments at production.

In the past year, expert consultants interpreted 36,314 line kilometers of close-spaced, airborne geophysical data for the Company's landholdings in the Lake Victoria greenstone belt, augmenting the Company's existing geological data base and defining new targets for ground proofing. The airborne magnetic and radiometric surveys, which were completed in 1999 and 2000, have significantly raised the Company's exploration profile in Tanzania and heightened interest in its property portfolio in a period of rising gold prices.

The most advanced property under joint venture with Barrick Gold is Itetemia where the company has already spent approximately $4 million and has assumed the role of operator. Itetemia is adjacent to Barrick's Bulyanhulu gold mine, the largest gold producer in Tanzania with an annual production rate of 350,000 ounces and established gold resources of 16 million ounces. The favourable geology that hosts the Bulyanhulu mine extends onto the Itetemia property where Barrick has defined at least one gold bearing structure, the Golden Horseshoe Reef, to a depth of 440 metres.



The Company's huge land position in the Lake Victoria greenstone belt, its joint ventures with Barrick Gold, and projects being explored for its own account, positions the Company to generate stable, long-term production royalties from its holdings with little attendant risk for shareholders. Our focus on becoming a gold royalty company might also include the acquisition of royalty interests on the open market. A number of investment opportunities have been brought to the Company's attention already and more opportunities will be evaluated in the New Year.

Where strong geological potential is evident at an early stage, the Company reserves the right to fund such projects for its own account. As these properties become more advanced under direct corporate ownership, they would normally receive a proportionately higher valuation in the marketplace, creating an opportunity to finance future exploration and development under favorable market terms. While the Company's business model doesn't preclude it from becoming a mine operator, such a decision would only be made if it was in the best interests of all shareholders.

Several properties in the Lake Victoria Greenstone Belt are being explored for the Company's own account, the most advanced of which is Luhala. In late 2001 and early 2002, following up on the previous year's results, the Company inaugurated a significant exploration program on its four Luhala licenses. The work program included regional-scale geological mapping on exposed rock outcrop, detailed mapping on five high priority areas, the preparation of a detailed compilation map, and the relogging and re-evaluation of drill core and rock cuttings from an earlier drill program.

The work programs completed at Luhala lend credence to the geological assumption that gold values have been deposited at the hinge points or noses of folded rock formations, a feature that is common to many of the world's largest gold camps. Confirming the validity of this geological model will require tightly spaced drilling to delineate these gold bearing hinge features at depth. A multi-phased, large diameter diamond drill program has been recommended for Luhala that would include 20 to 30 boreholes comprising 3,000 metres (10,000 ft) of drilling.

Significant Events During Year

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzam 2000 in exchange for 20,000,000 shares of the Company at a value of $0.35 per share. The share value reflects the market price of its shares on February 15, 2002, the date the Company agreed to acquire Tanzam by way of a letter agreement. Tanzam, a privately owned company controlled by the Sinclair Family, has been a major landholder in the Lake Victoria Goldfields for at least a decade and has financed more than $US6 million in exploration activities on its holdings.



Results of Operations

The Company reported a net loss of $1,343,958 or $.02 per share for the year ended August 31, 2002 versus a net loss of $792,773 or $.02 per share in the previous year. The increase in net loss is largely attributed to the write-down of new property investigation costs and, to a lesser extent, by the increase in corporate activities associated with the acquisition of Tanzam 2000.

Liquidity and Capital Resources

In fiscal 2002, the Company raised $2,176,530 from parties exercising outstanding warrants and options. At the close of the fiscal year, 4,084,000 options with a weighted average price of $0.56 each and exercisable at various times until June of 2007 remained outstanding. In addition, 2,674,275 warrants with an aggregate exercise value of $1,619,565 were still outstanding.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include among others: project risk, depressed equity markets, fluctuating exchange rates and sovereign risk.

Outlook

The Company expects to focus its exploration activities in the Republic of Tanzania for the foreseeable future. The future liquidity of the Company will be affected principally by the level of exploration expenditures on its holdings and by its ability to raise capital on equity markets or by other means. In management's view, the Company's cash position is sufficient to meet its existing obligations through 2003 and no additional funding will be required until at least 2004. The Company will continue to be diligent in identifying and managing risks as it continues its operations.

Other

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements, related notes, Report from the Chairman and CEO, and President's Report to the Shareholders.



Consolidated Financial Statements of

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Years ended August 31, 2002 and 2001

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Tan Range Exploration Corporation have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's best judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Audit Committee of the Board of Directors is composed primarily of non-management directors. It meets annually with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The Company's auditors, KPMG LLP, have examined these consolidated financial statements and their report follows.

Marek Kreczmer
President

Victoria Luis
Chief Financial Officer

Vancouver, Canada

December 6, 2002

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Tan Range Exploration Corporation as at August 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at August 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on these statements in their report dated November 15, 2001.

KPMG LLP

Chartered Accountants

Vancouver, Canada

December 6, 2002

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Balance Sheets

August 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 2,027,272	$ 2,564,793
Accounts and other receivables (note 8)	56,867	171,181
Prepaid expenses	56,261	15,251
	2,140,400	2,751,225
Restricted cash (note 4(a))	-	500,000
Mineral properties and deferred exploration and development costs (note 4)	18,552,555	9,075,129
Equipment and leasehold improvements (note 5)	219,105	113,426
	$ 20,912,060	$ 12,439,780
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 218,982	$ 564,854
Future income taxes (notes 3 and 6)	1,087,565	-
Shareholders' equity:		
Share capital (notes 4(a) and 7)	35,821,706	26,747,161
Deficit	(16,216,193)	(14,872,235)
	19,605,513	11,874,926
	$ 20,912,060	$ 12,439,780

Nature of operations (note 1)
Commitments (note 9)
Subsequent events (notes 7(d) and 10)
Contingent liability (note 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

James E. Sinclair, Director

Wayne Beach, Director

Victoria Luis, Director

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

Years ended August 31, 2002 and 2001

	2002	2001
Expenses:		
Amortization	$ 92,227	$ 37,406
Annual general meeting	10,611	15,800
Consulting and management fees	98,899	100,939
Insurance	40,011	29,402
Memberships, courses and publications	16,192	12,566
Office and administration	116,264	37,705
Office rentals	88,467	54,270
Press releases	12,448	38,979
Printing and mailing	4,658	1,590
Professional fees	90,202	84,312
Promotions and shareholder relations	83,790	36,552
Property investigation costs	204,952	-
Salaries and benefits	351,975	268,857
Telephone and fax	33,420	21,316
Transfer agent and listing	36,236	140,741
Travel and accommodation	53,875	38,788
Vehicles	14,763	-
	1,348,990	919,223
Expense recoveries	-	45,479
	1,348,990	873,744
Other expenses (earnings):		
Foreign exchange	13,509	939
Interest - net of expense	(83,692)	(89,463)
Loss on sale of asset	6,137	-
Write-off of mineral properties and deferred exploration and development costs (note 4)	59,014	7,553
	(5,032)	(80,971)
Loss for the year	1,343,958	792,773
Deficit, beginning of year	14,872,235	14,079,462
Deficit, end of year	$ 16,216,193	$ 14,872,235
Basic and diluted loss per share	$ 0.02	$ 0.02

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Years ended August 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operations:		
Loss for the year	$ (1,343,958)	$ (792,773)
Items not affecting cash		
Amortization	92,227	37,406
Loss on sale of asset	6,137	-
Write-off of mineral properties and deferred exploration and development costs	59,014	7,553
	(1,186,580)	(747,814)
Net change in non-cash working capital items	(285,389)	42,867
	(1,471,969)	(704,947)
Investments:		
Mineral properties and deferred exploration and development costs	(1,370,148)	(2,228,725)
Equipment and leasehold improvement additions	(187,870)	(46,205)
Proceeds on disposal of asset	13,150	-
Restricted cash	500,000	40,000
Business acquisition costs, net of cash acquired of $13,454 (note 3)	(95,229)	-
	(1,140,097)	(2,234,930)
Financing:		
Share capital issued - net of issuance costs (note 7(b))	2,074,545	4,059,940
Increase (decrease) in cash and cash equivalents	(537,521)	1,120,063
Cash and cash equivalents, beginning of year	2,564,793	1,444,730
Cash and cash equivalents, end of year	$ 2,027,272	$ 2,564,793
Supplementary information:		
Interest income, net	$ 83,692	$ 89,463
Non-cash transactions:		
Issuance of shares for:		
Settlement of debt	-	80,617
Shares issued for acquisition of Tanzam 2000 (note 3)	7,000,000	-

See accompanying notes to consolidated financial statements.

1. Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the Company considers itself to be an exploration stage company. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries:

	Percentage ownership
Dia Consult Limited (a Tanzanian company)	100%
Itetemia Mining Company (a Tanzanian holding company)	90%
Kabahelele Mining Company Limited (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian company)	100%
Tanzania American International Development Corporation 2000 Limited (a Tanzanian company) (note 3)	100%

(b) Translation of foreign currencies:

The Company's subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statements of operations and deficit.

(c) Mineral properties and deferred exploration and development costs:

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off. Option payments on mineral properties are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the deferred exploration and development costs.

2. Significant accounting policies (continued):

(c) Mineral properties and deferred exploration and development costs (continued):

Overhead costs directly related to exploration and development are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration and development costs. All other overhead and administration costs are expensed in the year they are incurred.

(d) Equipment and leasehold improvements:

Equipment and leasehold improvements other than mineral properties and deferred exploration and development costs are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Assets	Rate
Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Leasehold improvements	20%

(e) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas requiring the use of estimates and measurement uncertainties include the valuation of mineral properties and deferred exploration and development costs and the determination of future income taxes. Actual results may differ from management's estimates.

(f) Stock options:

No expense is recognized when stock options are issued. Any consideration paid by option holders on exercise of stock options is credited to share capital.

(g) Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding of 56,759,051 for the year ended August 31, 2002. Shares held in escrow are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share. Outstanding stock options, special warrants and share purchase warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

2. Significant accounting policies (continued):

(h) Financial instruments:

The Company's financial assets and liabilities consist of non-interest bearing accounts and other receivables, accounts payable and accrued liabilities, and cash and cash equivalents. The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

(i) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less, and are subject to standard deposit insurance limits.

(j) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary difference) and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

(k) Segmented information:

The Company's principal operation is located in Tanzania. The Company conducts its business in a single operating segment being the investment in exploration and development of mineral properties. Substantially all mineral properties (note 4) and equipment and leasehold improvements are situated in Tanzania (note 5).

3. Acquisition of the business of Tanzania American International Development Corporation Limited ("Tanzam 2000"):

On April 30, 2002, the Company completed the acquisition of 100% of the issued and outstanding shares of Tanzam 2000 in exchange for 20,000,000 shares of the Company at a value of $0.35 per share, which reflected market price around February 15, 2002, the date the Company agreed to acquire Tanzam 2000 by way of a letter agreement and announced the acquisition. Tanzam 2000 is engaged in gold exploration in the Republic of Tanzania. Of the shares issued as consideration, 5,000,000 shares are held in escrow pursuant to the terms of a performance escrow agreement (note 7(d)). The results of operations and cash flows of Tanzam 2000 have been included in these financial statements from April 30, 2002.

3. Acquisition of the business of Tanzania American International Development Corporation Limited ("Tanzam 2000") (continued):

The purchase price has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

Assets acquired:	
Current assets	$ 13,454
Capital assets	29,323
Mineral properties	8,166,292
	8,209,069
Liabilities assumed:	
Accounts payable	(12,821)
Future income tax liability	(1,087,565)
	(1,100,386)
Net assets acquired	$ 7,108,683
Consideration paid:	
Shares issued	$ 7,000,000
Acquisition costs	108,683
	$ 7,108,683

4. Mineral properties and deferred exploration and development costs:

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. A prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the area is relinquished. A reconnaissance licence is issued for one year and renewed for a period not exceeding a year. All prospective licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

4. Mineral properties and deferred exploration and development costs (continued):

The continuity of expenditures on mineral properties is as follows:

	Itetemia (a)	Luhala (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2000	$ 5,519,744	977,935	-	-	-	311,456	-	-	-	44,822	6,853,957
Exploration expenditures:											
Camp, field supplies and travel	127,379	74,016	-	-	-	-	-	-	-	-	201,395
Exploration and field overhead	112,486	71,092	-	-	-	-	-	-	-	20,842	204,420
Geological consulting and field wages	201,210	364,552	-	-	-	-	-	-	-	-	565,762
Geophysical and geochemical	(77,590)	95,422	-	-	-	4,152	-	-	-	-	21,984
Property acquisition costs	33,585	61,509	-	-	-	-	-	-	-	-	95,094
Parts and equipment	244	4,486	-	-	-	-	-	-	-	-	4,730
Trenching and drilling	844,956	300,432	-	-	-	-	-	-	-	-	1,145,388
Recoveries	-	-	-	-	-	-	-	-	-	(10,048)	(10,048)
	1,242,270	971,509	-	-	-	4,152	-	-	-	10,794	2,228,725
	6,762,014	1,949,444	-	-	-	315,608	-	-	-	55,616	9,082,682
Write-offs										(7,553)	(7,553)
Balance, August 31, 2001	6,762,014	1,949,444	-	-	-	315,608	-	-	-	48,063	9,075,129
Exploration expenditures:											
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-offs						(2,810)		(12,608)		(43,596)	(59,014)
Balance, August 31, 2002	$ 7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555

The Company has assessed the carrying value of mineral properties and deferred exploration and development costs as at August 31, 2002. Given increased uncertainty over the ability of the Company to recover the costs deferred against certain licences relating to the Bukwimba, Mbogwe, and Tulawaka properties, the deferred costs relating to these licences were written off as at August 31, 2002. The Company will retain title to these properties.

4. Mineral properties and deferred exploration and development costs (continued):

(a) *Itetemia:*

The Itetemia property consists of seven contiguous prospecting licences. Itetemia, Itetemia North, Itetemia Village, Itetemia East, Itetemia Far East, Mwinglo, and Ngula. Collectively, the Company refers to these concessions as the Itetemia Project.

The Itetemia North concession was acquired in exchange for US$35,000 and a 3% net smelter royalty. The Itetemia Village, Itetemia East, Itetemia Far East, Mwingilo and Ngula concessions were acquired by staking, and minimum work requirements have been completed.

The Company acquired a 90% interest in the Itetemia concession through an agreement with the State Mining Corporation ("Stamico") dated July 18, 1994 in exchange for US$57,400 in option payments over seven years and a requirement to spend at least US$300,000. Those requirements have been met.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the property by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

On December 6, 1999, Barrick Gold Corporation (Barrick) closed an agreement with the Company granting Barrick the exclusive option to earn an undivided 60% interest in the Itetemia Project (excluding Itetemia Far East). In exchange for this option, Barrick was required to make three placements within 12 months of the closing date of $1,000,000 each for shares of the Company at prices of $0.70, $0.85 and $1.00 respectively. All three placements were completed by Barrick prior to November 15, 2000. In addition, Barrick was granted a warrant to purchase 740,741 additional shares at a price of $1.35, which it exercised on June 14, 2001. Barrick has the right to maintain its interest in the Company from time to time by way of additional private placements. The Company has agreed that 80% of all proceeds from the above placements will be expended upon the exploration and development of the Itetemia Project. As at August 31, 2002, the Company had nil (2001 - $500,000), included in restricted cash, committed to such expenditures.

To exercise its option, Barrick must make a positive production decision with respect to the Itetemia Project which contemplates a rate of production of not less than 100,000 ounces per annum by June 14, 2005. In addition, Barrick must finance the entire project, with the Company to repay its portion of the costs from its share of the net proceeds of production. Once a production decision is taken by Barrick, if the property is not in production on a stand-alone basis within 18 months, or within 12 months on a custom-milling basis, Barrick must make penalty payments to the Company as follows:

Year one	US$	500,000
Year two		750,000
Year three		1,000,000
Year four and subsequent years		1,200,000

Payments due after year five will be adjusted for inflation based on the Canadian Consumer Price Index.

4. Mineral properties and deferred exploration and development costs (continued):

(a) Itetemia (continued):

In addition to the above, upon exercise of its option, Barrick will assume the Company's right to purchase Stamico's 10% interest in the Itetemia concession. Should this occur, Barrick has agreed to pay the Company's portion of all production royalties payable from the Itetemia concession to the Tanzanian government.

(b) Luhala:

The Luhala property consists of four contiguous prospecting licences: Luhala, Ngobo, Shilalo and Sima. Collectively, the Company refers to these concessions as the Luhala Project.

The Company was granted a 100% interest in the Luhala prospecting licence on July 2, 1992. To maintain this concession, the Company was required to conduct exploration work of at least US$250,000 before October 25, 1997. This work commitment was met.

Effective April 25, 1999, the Luhala property was under option to Newmont Overseas Exploration Limited. This option was terminated during the year ended August 31, 2000.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima. For Ngobo, the Company must make property payments totalling US$120,000 over six years (US$38,000 paid to date) and for Sima, property payments totalling US$84,000 over six years (US$24,000 paid to date). The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the Company must make property payments totalling US$16,000 over three years (US$5,000 paid to date). The vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.

(c) Kigosi:

The Kigosi property consists of three prospecting licences. The Company has a 100% interest in one of the licences and through prospecting and mining option agreements, has options to acquire 65% interest in the other two licences. The Company is required to fund all costs of the project.

(d) Lunguya:

The Lunguya property consists of seven prospecting licences. Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the seven licences. The Company is required to fund all costs of the project.

4. Mineral properties and deferred exploration and development costs (continued):

(e) Kanagele:

The Kanagele property consists of four prospecting licences. The Company entered into an option agreement requiring property payments totaling US$72,000 over eight years (nil paid to date) in exchange for a 90% interest in one prospecting licence and an option to purchase the remaining 10% upon production decision. The Company has options to acquire a 65% interest in the other three licences acquired through prospecting and option agreements. The Company is required to fund all costs of the project.

(f) Tulawaka:

The Tulawaka property consists of seven prospecting licences (2001 - two prospecting licences). Three of the licences are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 70% in the other four licences. The Company is required to fund all costs of the project. Three licences are under joint venture with Barrick Exploration Africa Ltd. ("BEAL") (note 4(k)).

During the year, the Company abandoned one of the Tulawaka licences and wrote off $2,810 costs deferred to the licence. The Company will continue to hold title to the concession.

(g) Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of fifteen prospecting licences. The Company holds a 100% interest in four of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 80% in the other eleven licences. The Company is required to fund all costs of the project. Eight of the licences are under joint venture with BEAL (note 4(k)).

(h) Mbogwe:

The Mbogwe property consists of six prospecting licences and two reconnaissance licences. The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences. The Company is required to fund all costs of the project.

During the year, the Company abandoned one of the Mbogwe licences and wrote off $12,608 costs deferred to the licence. The Company will continue to hold title to the concession.

(i) Biharamulu:

The Biharamulu property consists of six prospecting licences. The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licences. The Company is required to fund all costs of the project.

4. Mineral properties and deferred exploration and development costs (continued):

(j) Other:

The other properties consist of thirteen prospecting licences. The Company has options to acquire interests in these properties ranging from 51% to 100%. To maintain these licences, the Company must make future property payments of US$347,000 in the next nine years.

During the year ended August 31, 2002, the Company recovered costs by way of option payments and exploration expense reimbursement of nil (2001 - $5,348) on the Mulehe property.

(k) Joint venture with Barrick Exploration Africa Ltd. ("BEAL"):

On December 14, 2001, including subsequent modifications, Barrick Exploration Africa Ltd. ("BEAL") closed an agreement with Tanzam 2000 granting BEAL the option to acquire the total rights, titles and interests in thirteen prospecting licences in different properties, herein called the BEAL project. In exchange for this option, BEAL was required to pay US$100. To maintain and exercise the option, BEAL must expend US$250,000 in exploration and development of the BEAL project within a year of closing the agreement. Thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence. In addition, BEAL must make the following annual payments for each retained prospecting licence:

Year one	US$10,000
Year two	20,000
Year three	30,000
Year four	40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

5. Equipment and leasehold improvements:

	2002			2001		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Machinery and equipment	$ 225,904	$ 183,960	$ 41,944	$ 239,370	$ 188,297	$ 51,073
Automotive	275,582	142,029	133,553	194,696	155,055	39,641
Computer equipment	99,708	63,793	35,915	69,993	48,981	21,012
Leasehold improvements	26,828	19,135	7,693	17,280	15,580	1,700
	$ 628,022	$ 408,917	$ 219,105	$ 521,339	$ 407,913	$ 113,426

6. Income taxes:

Income tax expense (recovery) for the year ended August 31, 2002 differs from that calculated by applying statutory rates for the following reasons:

Expected combined Canadian federal and provincial income tax rate	39.6%
Expected recovery of income taxes	$ 532,207
Tanzanian tax rate differential	(37,849)
Change in valuation allowance	(494,358)
Provision for income taxes	$ -

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2002 are as follows:

Future income tax assets:	
Capital assets	$ 119,306
Non-capital loss carry forwards	3,393,259
Capital loss carry forward	44,605
Resource related deductions carried forward	(421,321)
	3,135,849
Valuation allowance	(3,135,849)
Net future income tax assets	$ -
Future income tax liabilities:	
Mineral properties	$ 1,087,565
Net future income tax liabilities	$ 1,087,565

6. Income taxes (continued):

At August 31, 2002, the Company has approximately $9,531,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire as follows:

2003	$	-
2004		-
2005		6,621,000
2006		625,000
2007		602,000
2008		661,000
2009		1,022,000
	$	9,531,000

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes.

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

7. **Share capital:**

(a) Authorized:

An unlimited number of common voting shares

(b) Issued common shares and special warrants:

	Number of shares		Amount
Balance, August 31, 2000	40,026,971	$	22,606,604
Stock options exercised	129,000		53,650
Issued for cash	1,902,741		2,089,100
Issued for debt	125,000		56,250
Issued for director services	60,000		24,367
Issued on conversion of special warrants	2,596,000		-
Special warrants issued and converted to shares - net of issue costs	5,875,000		1,917,190
Issued for a finders' fee	46,266		-
Balance, August 31, 2001	50,760,978		26,747,161
Stock options exercised	1,756,000		795,995
Issued on exercise of warrants	2,197,225		1,380,550
Issued on acquisition	20,000,000		7,000,000
Subscriptions receivable	-		(102,000)
Balance, August 31, 2002	74,714,203	$	35,821,706

Under the terms of a property acquisition agreement dated December 6, 1999 (see note 4(a)), on November 30, 1999, Barrick purchased 1,428,571 shares at a price of $0.70 each for total proceeds of $1,000,000. On May 11, 2000, Barrick purchased a further 1,176,471 shares at a price of $0.85 each for total proceeds of $1,000,000. On October 23, 2000, Barrick purchased a third placement of 1,000,000 shares at $1.00 each for total proceeds of $1,000,000. On June 14, 2001, Barrick purchased a final placement of 740,741 shares at $1.35 each for total proceeds of $1,000,000.

On May 9, 2000, the Company completed a private placement for the issuance of 200,000 special warrants at a price of $0.50 per special warrant. These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 200,000 common shares exercisable at a price of $0.60 per share until May 9, 2001 and $0.70 per share until May 9, 2002. On September 12, 2000, these special warrants were exchanged for common shares and warrants. The expiry date on the 2000 warrants exercisable at $0.70 per share were extended to October 9, 2002.

On March 6, 2001, the Company closed an issue of 5,875,000 special warrants priced at $0.40 per special warrant. Each special warrant is exchangeable into one unit of the Company, comprising one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months. A prospectus filed to qualify these special warrants cleared on June 4, 2001.

7. Share capital (continued):

(b) Issued common shares and special warrants (continued):

The gross proceeds of $2,350,000 were reduced by an agents' commission of $164,500. The agents were also issued 46,266 common shares upon clearance of a qualifying prospectus. Additional expenses relating to the offering of the special warrants and qualifying prospectus were $268,310.

On May 9, 2001, the Company issued 125,000 common shares at $0.45 per share for settlement of certain accounts payable.

On May 30, 2001, the Company completed a private placement for the issuance of 162,000 units at a price of $0.55 per unit. These units comprised one common share and one non-transferable share purchase warrant for a further 162,000 common shares exercisable at a price of $0.60 per share until May 30, 2003.

As at August 31, 2002, the following share purchase warrants were outstanding:

Number of common shares	Exercise price	Expiry date
150,000	$ 0.70	October 9, 2002
2,362,275	0.60	September 5, 2002
162,000	0.60	May 30, 2003
2,674,275		

7. Share capital (continued):

(c) Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders. Stock option activity in 2001 and 2002 was as follows:

	Number of shares	Weighted average price
Outstanding, August 31, 2000	3,562,000	$ 0.61
Granted	3,046,500	0.45
Exercised	(129,000)	0.42
Cancelled	(494,500)	0.77
Outstanding, August 31, 2001	5,985,000	0.53
Granted	885,000	0.80
Exercised	(1,756,000)	0.45
Cancelled	(1,030,000)	0.72
Outstanding, August 31, 2002	4,084,000	$ 0.56

At August 31, 2002, the following director and employee stock options were outstanding:

Number of common shares	Exercise price	Expiry date
280,000	$ 0.92	January 14, 2003
475,000	0.50	March 1, 2004
100,000	0.40	November 4, 2004
366,000	0.45	January 4, 2005
143,000	0.45	January 7, 2005
50,000	0.50	January 19, 2005
365,000	0.40	November 8, 2005
265,000	0.33	January 16, 2006
1,235,000	0.51	August 7, 2006
715,000	0.79	May 3, 2007
40,000	0.96	May 23, 2007
50,000	0.83	June 20, 2007
4,084,000		

7. Share capital (continued):

(d) Escrow shares:

As of August 31, 2002, 5,000,000 (2001 - nil) of the Company's issued and outstanding shares were held in escrow pursuant to an Escrow Agreement dated April 30, 2002 relating to the acquisition of Tanzam 2000 (note 3). The escrowed shares are to be released upon the Company receiving a minimum gross amount of $3,000,000 from the sale of securities pursuant to one or more public financings or pursuant to the exercise of a pre-existing right to acquire securities of the Company before April 30, 2003. Subsequent to year end, the conditions were met and the shares were released from escrow.

8. Related party transactions:

During the year ended August 31, 2002, $143,635 (2001 - $362,596) was paid or payable by the Company to two directors and one former director (2001 - three directors and one former director) for consulting fees.

Accounts receivable include advances to related parties of $42,599 (2001 - $72,846), which consist of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business. Also included in accounts receivable is an amount of nil (2001 - $10,747) due in the normal course of business from three tenant companies sharing administration costs with the Company and related by way of common directors and officers.

9. Commitments:

The Company is committed to annual lease rental payments as follows:

Year ending August 31:	
2003	$ 56,661
2004	63,327

10. Subsequent events and contingent liability:

On September 30, 2002, the Company entered into an option agreement to acquire an undivided 90% interest in two properties in exchange for $324,000 over eight years.

On November 12, 2002, a former officer of the Company filed a constructive dismissal and seeks damages of in the amount of $141,000. The outcome of this claim is undeterminable and consequently no amounts have been accrued at August 31, 2002.

Subsequent to year end, the Company issued an additional 2,951,275 common shares raising $1,722,765 by way of exercise of options and warrants.

11. Comparative figures:

Certain comparative figures have been reclassified to conform to the current year's presentation.

Corporate Information

Corporate Office:

Suite 1730, 355 Burrard Street
Vancouver, BC, Canada V6C 2G8

Telephone: (604) 669-5598
Fax: (604) 669-8915
Toll Free: 1-800-811-3855

Website: www.tanrange.com
email: tnxcorporate@tanrange.com

Exploration Office:

P.O. Box 10953
Mwanza, Tanzania

Telephone: 255-28-250-2343
Fax: 255-28-250-2305

Stock Exchange Listing:

Toronto Stock Exchange
Trading Symbol: TNX

Share Capital:

Issued and Outstanding:
77,890,478 (Dec. 31/02)
Fully Diluted: 82,072,478

SEC Rule 12g3-2(b)
File #82-3446

Legal Counsel:

MacLeod Dixon LLP
3700 Canterra Tower
400 Third Avenue, SW
Calgary, AB, Canada T2P 4H2

Auditors:

KPMG LLP
777 Dunsmuir Street
P.O. Box 10426 Pacific Centre
Vancouver, BC, Canada V7Y 1K3

Transfer Agent & Registrar:

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor
Vancouver, BC, Canada V6C 3B9

Directors:

Jim Sinclair
Chairman, CEO & Director

Marek Kreczmer M.Sc.(Geol.), B.Sc.(Geol.)
President & Director

Mrs. Victoria Luis MBA, CSCPA, Member AICPA
CFO, Corporate Secretary & Director

Wayne Beach LL.B, DEA
Director

Oliver Lennox-King B. Comm.
Director

Anton Esterhuizen
Director

Albert Gourley LL.B, B.B.A.
Director

Dr. William M. Harvey BA, PhD,
Director

Tan Range
EXPLORATION CORPORATION

2002 ANNUAL REPORT

